UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   Bolesky, Edward M.
   500 Main Street
   Groton, MA  01471
2. Issuer Name and Ticker or Trading Symbol
   New England Business Service, Inc. NEB
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   11/30/99
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   Sr., V.P. & Pres NEBS Dir Mkt
7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock Par Value     |11/30/|P   | |2000              |A  |22.625     |4155 [1]           |D     |                           |
$1.00                      |99    |    | |                  |   |           |                   |      |                           |
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Common Stock Par Value     |11/30/|G   |V|1000              |D  |           |3155               |D     |                           |
$1.00                      |99    |    | |                  |   |           |                   |      |                           |
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Common Stock Par Value     |11/30/|G   |V|1000              |D  |           |2155               |D [2] |                           |
$1.00                      |99    |    | |                  |   |           |                   |      |                           |
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Common Stock Par Value     |      |    | |                  |   |           |1000               |I [3] |Daughter                   |
$1.00                      |      |    | |                  |   |           |                   |      |                           |
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Common Stock Par Value     |      |    | |                  |   |           |5894               |I     |401K [4]                   |
$1.00                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Total includes 12 shares purchased pursuant to a dividend reinvestment program.
2. Gift to emancipated daughter who does not reside within reporting person's household. The reporting person disclaims beneficial ownership of all securities held by his daughter, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securties for purposes of
Section 16 or for any other purpose.
3. The reporting person disclaims beneficial ownership of all securities held by his daughter who resides with him, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securties for purposes of Section 16 or for any other purpose.
4. 401(k) is a unitized stock fund consisting of company stock and cash and the amount of securities listed on this form is expressed in equivalent shares. The amount of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without the volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of company stock, and the number of plan participants.

BOLESKY, EDWARD M.
SIGNATURE OF REPORTING PERSON
/Signature/
Edward M. Bolesky
DATE
12/9/99